June 9, 2025

Daniel Barcelo
Chief Executive Officer
T1 Energy Inc.
1211 E 4th Street
Austin, TX 78702

       Re: T1 Energy Inc.
           Amendment No. 1 to Registration Statement on Form S-3
           Filed June 5, 2025
           File No. 333-286455
Dear Daniel Barcelo:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 21, 2025 letter.

Amendment No.1 to Registration Statement on Form S-3 filed June 5, 2025
General

1. We note your response to prior comment 1, but are unable to concur with your analysis. In order to conduct this offering consistent with Rule 415(a)(1)(i) of the
       Securities Act and Item 501(b)(3) of Regulation S-K, the securities to be offered for resale must be on a recognized and established trading market. The response indicates you have begun the process of applying for the Series A Convertible Preferred Stock to be listed on the New York Stock Exchange. Accordingly, please revise to disclose a fixed price at which the selling stockholders will sell Series A shares until they are listed on the NYSE, after which the shares can be offered and sold at prevailing market prices or at negotiated prices. Include additional disclosure regarding your intent to list the Series A shares and risk factor disclosure as appropriate.
 June 9, 2025
Page 2

2. We note your response to prior comment 2. Please further revise disclosure in the selling securityholders section to discuss or cross-reference the rights of Trina Solar
       (Schweiz) AG to nominate directors, as disclosed on page 2, and file the cooperation agreement as an exhibit. Additionally disclose the natural person(s) who have voting and investment control of the shares to be offered for resale by Trina Solar (Schweiz)
       AG, or tell us why you believe such disclosure is not required. Refer to
Item 507 of
       Regulation S-K and Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.
3. We note your response to prior comment 3. Please further revise your disclosure to clearly identify the rights that purchasers of Series A Preferred Convertible Stock pursuant to this registration statement will have. Without limitation, please address the following items:
           Revise your disclosure to clearly state that each share of Series A stock is currently convertible into 2.5 shares of common stock, based on the current conversion price (subject to dilution adjustments).
           Clarify when the conversion price may be adjusted to $1.79 based on the stock purchase agreement, discuss the related effects on then-current holders of Series
           A stock (i.e., that they will be entitled to receive fewer shares, 1.79 compared with
           2.5, if true), and disclose how you will inform holders.
           Identify relevant dates (i.e., rather than by reference to the "Closing Date"), including when conversions can start, when the required redemption will occur, and any record dates in relation thereto.
           Revise to explain the reference to "aggregate issue price" payable upon redemption. Quantify to the extent possible the per share issue price that holders would be entitled to receive.
Exhibits

4. Please revise your exhibit index and file the authorized certificate of designation for your Series A Convertible Preferred Stock (including its related Exhibits A-C)
       pursuant to Item 601(b)(4) of Regulation S-K. In this regard, we note that Exhibit C included with the stock purchase agreement filed as Exhibit 10.2 is a "form of"
       certificate of designation, with blank dates and bracketed number of shares in the initial and second tranches.
       Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   Maria Protopapa